

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 10, 2021

Farshad Yousufi
Chief Executive Officer
Fintor Assets, LLC
10661 Johansen Drive
Cupertino, CA 95014

**Re: Fintor Assets, LLC
Draft Offering Statement on Form 1-A
Submitted October 13, 2021
CIK No. 0001874978**

Dear Mr. Yousufi:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A filed on October 13, 2021

General

1. Please revise to explain the type of information that will be provided about the properties on your platform. In this respect, we note that your website, fintor.com, appears to include prospective or sample disclosure that may appear on a mobile app about a property. For example, we note that certain photographs include projected dividend rates for a specific property. Please clarify if you also intend to include such information about your properties on the platform and in the offering circular. In this respect, please note that all material information that investors would need to make an investment decision must be included in the offering circular at the time of qualification.

Property Disposition Fee, page 31

2.   We note your disclosure that the property disposition fee will be from 5% to 8%. Given the range of this fee, please clarify how the fee will be determined and what the fee will be for the series #ALPHA property.

Property History, page 38

3.   Please describe the material terms of the lease agreement for the #ALPHA property and file the lease agreement as an exhibit to your offering statement.

4.   Please clarify who provided the valuation report on the #ALPHA property produced by a third party on April 16, 2021. We note the consent filed as exhibit 11.3. Provide the disclosure required by Item 13(b) of Part II of Form 1-A, as applicable.

Plan of Operations, page 40

5.   We note your disclosure that you intend to hold the Series Properties for 4-7 years. Please clarify what factors you will take into account when determining whether a disposition of the properties will occur.

Biographical Information, page 43

6.   Please clarify the dates in the last five years when each of Mr. Yousufi and Mr. Jalalibidgoli were involved with each of the businesses mentioned in their biographies.

Compensation of the Manager, page 45

7.   We note that to the extent the property management fee is less than 10%, the manager intends to receive the difference between the actual fee paid and 10% as income. Please revise to clarify the services that the manager will provide in return for such fee.

Security Ownership, page 46

8.   Please identify clearly the initial member and the managing member in this section, as you identify in Part I of Form 1-A and in your limited liability company agreement.

Financial Statements, page F-1

9.   We note that you have provided an audited balance sheet of Fintor Assets, LLC (the "Company") as of March 31, 2021. We further note your statement that as of such date the Company has not yet commenced operations. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and each individual Series for future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

10.   Please tell us what consideration you gave to providing historical financial statements of the #ALPHA property and to providing pro forma financial statements reflecting your

expected acquisition of such property from Fintor, Inc. Refer to Part F/S of Form 1-A for financial statements requirements. In providing your response, please also clarify whether the property had any rental history prior to its acquisition by Fintor, Inc. on May 27, 2021 or if it was owner occupied. Additionally, please clarify when the $33,000 of renovations on the property were started and completed.

Signatures, page F-9

11.   Please include the signature page at the end of the offering statement. Refer to the Signatures section of Form 1-A for guidance.

 You may contact Ameen Hamady at (202) 551-3891 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel McAvoy, Esq.